Daniel H. Follansbee | 617 348 4474 | dhfollansbee@mintz.com	One Financial Center
Boston, MA 02111
617-542-6000
617-542-2241 fax
www.mintz.com

May 25, 2010

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tabatha Akins

Re:	QIAGEN N.V.

Form 20-F for the Year Ended December 31, 2009

Filed on March 17, 2010

File Number: 000-28564

Ladies and Gentlemen:

On behalf of QIAGEN N.V. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) this letter in response to comments contained in the letter dated May 17, 2010 from Jim B. Rosenberg of the Staff (the “Staff”) of the Commission to Roland Sackers, the Company’s Managing Director and Chief Financial Officer. The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company.

On behalf of the Company, we advise you as follows:

Item 15. Controls and Procedures, page 80

1.	Comment: You disclose that your Managing Directors performed an evaluation of your disclosure controls and procedures within 90 days of the date of this report, but you did not state whether your disclosure controls and procedures were effective as of December 31, 2009. Please disclose your conclusion as to effectiveness as of December 31, 2009, as required by Item 307 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that, in connection with its 2009 Annual Report on Form 20-F, its Managing Directors concluded that its disclosure controls and procedures were effective, as of December 31, 2009, to ensure

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON  |  WASHINGTON  |  NEW YORK  |  STAMFORD  |  LOS ANGELES  |  PALO ALTO  |  SAN DIEGO  |  LONDON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

May 25, 2010

that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and is accumulated and communicated to its management, including its Managing Directors, as appropriate to allow timely decisions regarding required disclosure.

The Company acknowledges that the statement of effectiveness of its disclosure controls and procedures included in the Form 20-F did not include the applicable date of effectiveness. Accordingly, in future filings with the Commission that require disclosure under Item 307 of Regulation S-K and Rules 13a-15(e) and 15d-15(e) of the Exchange Act, the Company intends to include the applicable date in the disclosure, as follows, to the extent that is the conclusion of the Managing Directors in connection with their evaluation of the Company’s controls and procedures:

“Our Managing Directors, with the assistance of other members of management, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, within 90 days of the date of this report. Based on that evaluation, they concluded that, as of [APPLICABLE DATE], our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Managing Directors, as appropriate to allow timely decisions regarding required disclosure.”

Notes to Consolidated Financial Statements

19. Segment and Related Information, page F-43

2.	Comment: You disclose that it is not practicable to provide a detail of revenues for each group of similar products and services offered by the Company. Elsewhere in the filing, however, you disclose that revenue from sales of your HPV test product may represent as much as 30% of [our] total revenues. Please disclose herein the amount of revenue attributable to that product as required by ASC 280-10-50-40. Tell us why it is not practicable to disclose, for your other products, revenue by product or each group of similar products and services. Further, on page eight you disclose that HPV-related intellectual property is subject to your patents some of which will begin to expire in the next few years. Please disclose in quantitative and qualitative terms, within Item 5. Operating and Financial Review and Prospects, the nature of these patents including their relationship to your HPV test product, the specific dates that they will expire, and the effect that their future expiration will have on your results of operations and liquidity.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

May 25, 2010

Response: In July 2007, in connection with its acquisition of Digene Corporation, the Company acquired several products related to testing for the human papilloma virus (“HPV”). Accordingly, the Company noted the risk of now having a concentrated volume of “sales of our HPV test product” as described on page 8 of the 2009 Form 20-F. The HPV test portfolio is comprised of a variety of components, including different instrumentation platforms, consumables and instrumentation-related services, such as lease, maintenance and repair. In addition, the tests related to HPV constitute one of multiple menu items within the testing platforms and solutions offered by the Company, as well as one of many products that its customers purchase. Therefore, due to the platform approach used in diagnostics, it is impracticable to accurately isolate one test from a test menu and from a multifaceted customer relationship beyond the use of significant estimates. For the risk factor statement on page 8 that “our HPV product may represent as much as 30% of our total revenues,” the Company considered the estimations and assumptions included in its future sales forecasts as a quantification of its potential future revenues from the product in relation to its consolidated revenues as a whole in order to provide the investors with a more specific insight into the significance of the concentration.

The Company respectfully acknowledges the requirements of ASC 280-10-50-40 and notes that the above-referenced guidance states that if providing the information required is impracticable, then this fact must be disclosed. As noted by the Staff, the Company disclosed this fact as it determined that providing detail of revenue information at a product level, or product grouping would be impracticable due to the large number of products in each of the currently disclosed categories and the varying inherent design of the Company’s financial reporting systems across its multiple subsidiaries.

Since the Company’s initial public offering in 1996, it has described its main categories of products sold as “consumables,” “instrumentation” and “other.” Through 2009, the Company has reported approximations of total revenues from these main product categories within Item 5 of Form 20-F. The classification of products into different categories is not maintained in the Company’s SAP R/3 system (the “financial reporting system”) itself. The Company’s separate sales reporting system has a direct interface into the financial reporting system, however, manual inputs and adjustments are then required as not all of the Company’s subsidiaries use the same financial reporting system and not all subsidiaries maintain U.S. GAAP accounting on this financial reporting system. Further, usual U.S. GAAP accounting adjustments for items such as sales reserves or sales deferrals for different shipping terms, while properly recorded for financial accounting purposes in the financial reporting system, are not initially reflected in the sales reporting system. Additionally, the Company respectfully notes the requirement of ASC 280-10-50-40 that “The amount of reported revenues shall be based on the financial information used to produce the general-purpose financial statements.” For the purpose of the revenue approximation disclosures such as those noted above for product categories, the Company relies on the sales reporting system and not the financial reporting system. Thus, while the Company believes that the adjusted information by product category provided by its sales reporting system is adequate for the purpose of providing approximations of aggregate revenues between

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

May 25, 2010

“instrumentation,” “consumables” and “other” product categories within the context of the specific Items of Form 20-F in which they are presented, the Company currently cannot provide this level of detailed information to a materially accurate level sufficient for inclusion in the audited financial statements. Further, the Company does not believe that it could adequately support more detailed footnote disclosure for inclusion in audited financial statement footnotes without undue burden and expense. The Company’s product portfolio contains more than 500 products, and for the above-mentioned reasons, the Company determined that providing detail of revenue information at a product level, or product grouping would be impracticable due to the large number of products in each of the currently disclosed categories and the inherent design of the Company’s financial reporting system.

The Company notes the Staff’s request to disclose the amount of revenue for the HPV test products. Considering the above, the Company respectfully notes that this information is not available at a level of detail appropriate to be included in the audited financial statements, and further disclosure would not be consistent with its understanding of the purpose of the requirements of ASC 280-10-50-40 to disclose revenue for only one product. The Company’s disclosure of approximate HPV product revenues is provided in Item 3 of the Form 20-F in order to give the investors a general idea of the proportion of HPV product sales. This estimate was provided as the Company felt that labeling the HPV product revenues as a “significant” proportion of sales, without some further guidance as to that level of significance, would not provide an adequate level of information and could potentially be misleading. While the Company is capable of estimating an approximate revenue percentage for HPV test products sufficient to provide the investors with an understanding of the potential risk related to its business, given the inherent financial reporting and sales reporting system differences and limitations within certain of its subsidiaries, the Company is currently unable to, and further it is impractical for the Company to develop a process to accurately determine a revenue balance for HPV test products which the Company feels is fairly stated for inclusion in the financial statements. Therefore, the Company does not believe that it can present a materially accurate more detailed footnote disclosure for inclusion in audited financial statement footnotes without undue burden and expense.

The Company further supplementaly advises the Staff that, in connection with continued restructuring and streamlining of its growing organization, and with revised internal budgeting and reporting approaches, beginning on January 1, 2010, the Company has determined that it operates as one operating segment in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 280, Segment Reporting. The Company’s chief operating decision maker (“CODM”) has transitioned to making decisions with regards to business operations and resource allocation based on evaluations of the Company as a whole. This change in decision making process has evolved with the Company’s continued growth. As of January 1, 2010, the financial information reviewed by the CODM related to the Company’s operating results is on a companywide aggregate basis, and performance assessments and resource decisions are made by the CODM based on the overall operational and financial results of the Company as a whole. Certain statistical and key performance indicators are reviewed by

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

May 25, 2010

the CODM on a disaggregated level (i.e. by geographic region); however, the information reviewed is not at a level of detail to make decisions at a geographic level. The CODM also reviews product-specific statistics and performance indicators; however, please note that the Company does not manage its business by product line. The CODM’s companywide decisions are implemented at a lower level across the Company. Additionally, business plans and budgets are reviewed and approved by the CODM based on aggregated companywide information. These facts support the conclusion that the Company operates as one operating segment. Therefore, in accordance with the management approach to external financial reporting specified by ASC Topic 280, the Company has reevaluated its process for making business operations and resource allocation decisions and determined that it operates and makes decisions as one operating and reporting segment. The Company provided disclosure reflecting its determination that it operates as one segment in the Form 6-K furnished on May 14, 2010. In future Annual Reports on Form 20-F, and for future quarterly financial information furnished under Form 6-K, the Company will ensure that it appropriately provides all required qualitative and quantitative disclosures required by ASC Topic 280, including companywide disclosures over products and services, as practicable, and geographic areas.

The Company supplementaly advises the Staff that it held almost 800 issued patents as of December 31, 2009, and had more than 800 patent applications pending. The Company has access to further patents based on exclusive or non-exclusive license agreements. The following table summarizes the HPV-related U.S. patents controlled by the Company, which cover the so-called “high-risk” HPV-Types detected by the Company’s test.

Patent Number	Owned or Licensed	Relationship to HPV Test	Expiration Date

US-5,643,715	exclusive license	HPV-Type 52	March. 23, 2014

US-5,981,173	exclusive license	HPV-Type 68	February 11, 2017

US-5,712,092 and US-5,876,922	co-exclusive license/cross-license	HPV-Type 33	January 27, 2015

US-5,411,857 and US-5,958,674	co-exclusive license/cross-license	HPV-Type 39	May 2, 2012

The expiration of any and all of these patents would not impact the Company’s ability to manufacture and market its HPV test products. Furthermore, access to intellectual property is only one, potentially immaterial factor used to create a performance profile for HPV tests and define competitive positioning. As the Company’s patents expire, for its HPV testing as well as its other products, the Company faces an increased risk of competition in terms of market share and sales price. The Company’s ability to compete effectively without patent protection for HPV products is evidenced by its strong position in Europe where patent protection on key aspects of HPV tests expired several years ago.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

May 25, 2010

As discussed in Item 3 and Item 4 of the 2009 Form 20-F, and on page 29 under “Competition” in particular, other companies have already developed or may develop HPV detection and analysis tests. As a result, competition may intensify, or the Company’s gross margins may be impacted. This is true not only for the Company’s HPV testing products, but also for its other products. Specifically, for the Company’s HPV testing products, the Company actively manages this risk via its marketing efforts to educate the physicians and laboratory customers as well as its direct to consumer marketing campaigns and development of its brand. In addition, as discussed on page 24 of the 2009 Form 20-F under “Research and Development,” the Company continues to make significant investments in research and development to build a strong pipeline of products.

The Company cannot predict and quantify the potential impact of future patent expirations on revenue and profitability. However, the Company actively manages this risk through marketing campaigns and new product development. With respect to the Company’s HPV testing products in particular, considering the upcoming patent expirations and the Company’s preparation for such expirations, management does not believe that there is any factor or trend which is anticipated to have a material effect on the Company’s financial condition and results of operations in future periods that would require disclosure under Item 5 of Form 20-F.

As requested, this response letter has been filed on EDGAR under the form type CORRESP. The Company understands that the Commission may have additional comments after reviewing this letter.

In addition, as requested by the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

May 25, 2010

We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding the foregoing, kindly contact the undersigned at (617) 348-4474. Thank you for your time and attention.

Very truly yours,

/s/ Daniel H. Follansbee
Daniel H. Follansbee

cc:	Securities and Exchange Commission
Jim B. Rosenberg
Mary Mast
QIAGEN N.V.
Peer M. Schatz, Chief Executive Officer
Roland Sackers, Chief Financial Officer
Susan Stefanelli, Director of SEC Reporting
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jonathan L. Kravetz, Esq.
Asya S. Alexandrovich, Esq.